DESCRIPTION OF CAPITAL STOCK

General

The following is a description of the material terms of the capital stock of Brown-Forman Corporation (the “Company”). This description is not complete and is qualified by reference to the Company’s restated certificate of incorporation (the “Certificate of Incorporation”) and its amended and restated bylaws (the “Bylaws”). The Certificate of Incorporation and the Bylaws are filed as exhibits to the Company’s Annual Report on Form 10-K and are qualified by reference to such documents. Additionally, the following description of certain provisions of Delaware law is not complete and is qualified by reference to the Delaware General Corporation Law (“DGCL”).

Under the Certificate of Incorporation, the Company’s authorized capital stock consists of 570,000,000 shares of common stock divided into (a) 170,000,000 shares of Class A Common Stock, $0.15 par value per share (“Class A Common Stock”), and (b) 400,000,000 shares of Class B Common Stock, $0.15 par value per share (“Class B Common Stock,” and collectively with Class A Common Stock, “Common Stock”).

As of April 30, 2019, 168,999,423 shares of Class A Common Stock were outstanding and 308,172,788 shares of Class B Common Stock were outstanding. All outstanding shares of Common Stock are fully-paid and non-assessable. Any additional shares of Common Stock the Company issues will also be fully-paid and non-assessable.

Common Stock

Voting Rights

The holders of Class A Common Stock have full and exclusive voting powers. Each holder of Class A Common Stock is entitled to one vote for each share of Class A Common Stock held on all matters submitted to a vote of stockholders, except as otherwise expressly provided in the Certificate of Incorporation or required by applicable law. The Certificate of Incorporation does not provide for cumulative voting for the election of directors.

Holders of Class B Common Stock have no voting powers, except as provided by the laws of Delaware.

Dividend and Liquidation Rights

Dividends and Distributions. Holders of Common Stock are entitled to receive, when, and if declared by the board of directors, out of any assets legally available therefor, such dividends as may be declared from time to time by the board of directors.

Liquidation Rights. In the event of the liquidation, dissolution, or winding-up of the Company, the remaining assets legally available for distribution to stockholders shall be distributed ratably among the holders of Common Stock.

Other Rights. Holders of Common Stock have no preemptive rights and no right to convert their Common Stock into any other securities. The Common Stock is not subject to any redemption or sinking fund provisions.

Anti-Takeover Provisions

Certain provisions of the Certificate of Incorporation and the Bylaws and Delaware law could have an anti-takeover effect and could delay, discourage or prevent a tender offer or takeover attempt that a stockholder might consider to be in its best interests, including attempts that might otherwise result in a premium being paid over the market price of the Company’s Common Stock.
Certificate of Incorporation and Bylaw Provisions
The Certificate of Incorporation and the Bylaws contain provisions that could have the effect of delaying or preventing changes in control or changes in the Company’s management without the consent of the Company’s board of directors, including, among other things:

•	no cumulative voting in the election of directors, which limits the ability of minority stockholders to elect director candidates;

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the right of the Company’s board of directors to elect a director to fill a vacancy in the Company’s board of directors, which prevents stockholders from being able to fill vacancies on the Company’s board of directors;

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the requirement that a special meeting of stockholders may be called only by a majority vote of the Company’s board of directors, the executive committee of the Company’s board of directors, the chairman of the Company’s board of directors (or the presiding chairman), the Company’s president, or by the Company’s secretary at the request in writing of one or more stockholders owning a majority of the Company’s Class A Common Stock, which could delay the ability of the Company’s stockholders to force consideration of a proposal or to take action;

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the ability of the Company’s board of directors, by majority vote, to amend the Bylaws, which may allow the Company’s board of directors to take additional actions to prevent a hostile acquisition and inhibit the ability of an acquirer to amend the Bylaws to facilitate a hostile acquisition; and

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advance notice procedures with which stockholders must comply to nominate candidates to the Company’s board of directors or to propose matters to be acted upon at a stockholders’ meeting, which may preclude stockholders from bringing matters before a meeting of stockholders or from making nominations for directors at a meeting of stockholders if the proper procedures are not followed.

Delaware Law

The Company is subject to Section 203 of the DGCL, which prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years after the date that such stockholder became an interested stockholder, with the following exceptions:

•	before such date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

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upon the closing of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction began, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned by (i) persons who are directors and also officers and (ii) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

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on or after such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of the stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

In general, Section 203 defines business combination to include the following:

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, transfer, pledge, or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

•	subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

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any transaction involving the corporation that has the effect of increasing the proportionate share of the stock or any class or series of the corporation beneficially owned by the interested stockholder; or

•	the receipt by the interested stockholder of the benefit of any loss, advances, guarantees, pledges, or other financial benefits by or through the corporation.
     In general, Section 203 defines an “interested stockholder” as an entity or person who, together with the person’s affiliates and associates, beneficially owns, or within three years prior to the time of determination of interested stockholder status did own, 15% or more of the outstanding voting stock of the corporation.

Transfer Agent and Registrar

The transfer agent and registrar for the Common Stock is Computershare Trust Company, N.A.

Listing

Class A Common Stock and Class B Common Stock is listed on the New York Stock Exchange under the symbols “BFA” and “BFB,” respectively.

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